Coils to Locs, LLC. (the "Company") a Massachusetts Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Coils to Locs, LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 30, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	60,675	28,448
Accounts Receivable	670	-
Inventory	9,552	7,770
Total Current Assets	70,897	36,218
TOTAL ASSETS	70,897	36,218
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	-	15
Total Current Liabilities	-	15
Long-term Liabilities		
Notes Payable	15,000	20,000
Total Long-Term Liabilities	15,000	20,000
TOTAL LIABILITIES	15,000	20,015
EQUITY		
Member's Equity	12,195	11,647
Accumulated Deficit	43,702	4,556
Total Equity	55,897	16,203
TOTAL LIABILITIES AND EQUITY	70,897	36,218

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	29,364	11,469
Cost of Revenue	11,863	2,923
Gross Profit	17,501	8,546
Operating Expenses		
Advertising and Marketing	6,269	351
General and Administrative	22,574	14,505
Rent and Lease	2,421	1,426
Total Operating Expenses	31,264	16,282
Operating Income (loss)	(13,763)	(7,736)
Other Income		
Other	52,909	15,000
Total Other Income	52,909	15,000
Provision for Income Tax	-	-
Net Income (loss)	39,146	7,264

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	39,146	7,264
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	(15)	(4,264)
Inventory	(1,782)	(9,474)
Accounts Receivable	(670)	595
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(2,468)	(13,143)
Net Cash provided by (used in) Operating Activities	36,679	(5,879)
FINANCING ACTIVITIES		
Notes Payable	(5,000)	20,000
Member's Equity	549	11,647
Net Cash provided by (used in) Financing Activities	(4,451)	31,647
Cash at the beginning of period	38,493	12,726
Net Cash increase (decrease) for period	32,227	25,768
Cash at end of period	70,720	38,493

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2020	-	(2,708)	(2,708)
Capital Contributions	11,647	-	11,647
Net Income (Loss)	-	7,264	7,264
Ending Balance 12/31/2020	11,647	4,556	16,203
Capital Contributions	549	-	549
Net Income (Loss)	-	39,146	39,146
Ending Balance 12/31/2021	12,195	43,702	55,897

Coils to Locs, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Coils to Locs, LLC ("the Company") was formed in Massachusetts on May 24th, 2019. Coils to Locs is a social impact, for-profit company, which sells culturally sensitive wigs for medical hair loss to cancer center hospitals and medical hair loss salons. The Company will soon launch a direct-to-consumer ecommerce site. The Company is earning revenues via B2B sales and will soon earn revenues via our B2C channel. The Company is located in Dorchester, Massachusetts. Our customers are located in the U.S. although there are plans for expansion outside of the U.S.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenue through 2 sources including product sales for business to business and product sales for business to customer.

For business-to-business product sales, the Company's primary performance obligation is the delivery of products, (wigs for medical hair loss), to hospitals and medical hair loss salons. Revenue is recognized at the time that the order is placed with a net payment of 10 days from the date of the invoice. Coincident with revenue recognition, the Company will establish a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability. There have been no returns to date.

For business-to-customers product sales, the company's primary performance obligation is the delivery of products, (wigs) direct to consumer before the end of 2022 via an ecommerce website. Revenues will be recognized at the time that the order is placed. Coincident with revenue recognition, the Company will establish a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company entered into a loan agreement in the amount of $20,000. The loan accrues interest at 4% with a maturity date in 2025. The loan has monthly principal payments of $591. The balance of the loan was $15,000 as of December 31st, 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$1,944
2023	$4,667
2024	$4,667
2025	$2,722
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a limited liability company wholly owned by two members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 30, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.